Exhibit 1.01

CANADIAN SOLAR INC.

Conflict Minerals Report

Introduction

This conflict minerals report (the “Report”) has been prepared by Canadian Solar Inc. (“Canadian Solar,” “Company,” “we” or “our”) in accordance with Rule 13p-1 (the “Rule”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the year ended December 31, 2025 (the “Reporting Period”).

The U.S. Securities and Exchange Commission (the “SEC”) defines “Conflict Minerals” to include columbite-tantalite (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, and wolframite (the metal ore from which tungsten is extracted), as well as their derivatives, which are limited to tantalum, tin and tungsten (collectively, “3TG”).

This Report covers the reasonable country of origin inquiry (“RCOI”) which is conducted in good faith to determine whether any of the 3TG necessary to the functionality or production of the Company’s products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled or scrap sources.

Please refer to Form SD for further details and definitions of the terms used in this Report.

Company Overview

Canadian Solar is one of the world’s largest solar technology and renewable energy companies, a leading manufacturer of solar photovoltaic modules, a provider of battery energy storage solutions, and a developer of utility-scale solar power and battery energy storage projects. Canadian Solar’s global footprint spans North America, Asia Pacific, Europe, Australia, South America, the Middle East and Africa. Canadian Solar’s business is divided into two segments: (i) Manufacturing, comprising CS PowerTech Inc., which focuses on manufacturing and sales of solar products, battery energy storage products, and other power technology products for the U.S. market, and CSI Solar Co., Ltd., which serves all other global markets; and (ii) Recurrent Energy, which focuses on solar power and battery storage project development, asset sales, power services, and electricity revenue from its operating portfolio.

Reasonable Country of Origin Inquiry

Canadian Solar has taken the following steps as part of its RCOI to determine whether the conflict minerals may have originated in the Covered Countries:

•	listed out the materials and products in its supply chain during the Reporting Period;

•	determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by Canadian Solar (“necessary conflict minerals”);

•	identified the direct suppliers whose products contained necessary conflict minerals (“In-Scope Suppliers”);

•	requested that In-Scope Suppliers provide information regarding the geographic location of upstream smelters or refiners (“SORs”) processing conflict minerals to determine whether further procedures and inquiries were necessary for these products and materials; and

•	analyzed whether the necessary conflict minerals used by Canadian Solar during the Reporting Period may have originated from the Covered Countries or whether they were from scrap or recycled sources.

The results of Canadian Solar’s RCOI are discussed under “Results of Due Diligence.”

Due Diligence Measures

To mitigate conflict mineral risks, we conducted due diligence in accordance with the internationally recognized due diligence framework as set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

Step 1: Establish a Company Management System

•	We maintain robust policies and management systems to oversee responsible mineral sourcing, as described in our Conflict Minerals Policy which is available on our website at (link).

•	We mandate conflict minerals compliance within all supplier agreements.

•	We established an inter-department team comprising members from our research and development, procurement, supplier quality engineering, and legal departments to implement our policy statement and control processes.

•	We maintain a grievance mechanism to address potential policy violations, accessible through our grievance channels as outlined in our Conflict Minerals Policy.

Step 2: Identify and Assess Risks in the Supply Chain

•	We conduct surveys for our direct suppliers of raw materials containing conflict minerals, requiring all of them to submit Conflict Minerals Reporting Templates (“CMRTs”) annually. We use the CMRTs to obtain and trace sourcing information throughout the mineral supply chain.

•	Our In-Scope Suppliers provided disclosure of their SORs supply base and completed the CMRTs. Those suppliers’ responses were analyzed and followed-up as appropriate.

•	Details of the SORs provided by our suppliers were compared against the Responsible Minerals Assurance Process (“RMAP”) database developed by the Responsible Minerals Initiative (“RMI”) to determine if the SORs are “RMAP Conformant”.

•	RMI defines SORs as “RMAP Conformant” if they have successfully completed an independent RMAP audit. The RMI states that “the RMAP standards are developed to meet the requirements of the OECD Due Diligence Guidance, the Regulation (EU) 2017/821 of the European Parliament and the US Dodd-Frank Wall Street Reform and Consumer Protection Act”.

•	The RMAP audit verifies that SORs (a) have the systems and processes in place to support responsible sourcing of designated raw materials; (b) can provide evidence to support their sourcing activities; and (c) maintain good standing in the program through a validation process.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

•	Our risk mitigation strategies are implemented based on CMRT survey results and the signing of the Conflict-Free Minerals Declaration. Suppliers who fail or refuse to mitigate risks within the stipulated timeline may face suspension or termination of the business relationship, depending on the severity of the risks.

Step 4: Carry Out Independent Third-Party Audits

•	As a downstream company in the mineral supply chains, we are multiple tiers removed from SORs and do not have a direct relationship with SORs, therefore, we rely on RMAP third-party audits. The RMAP audit protocols require SORs to undergo audits conducted by specially trained, independent third-party auditors to verify their conflict-free sourcing practices and supply chain integrity.

•	As described in Step 2, we review whether the SORs identified by our In-Scope Suppliers to be sourcing 3TG from the Covered Countries are listed as ‘RMAP Conformant’ in RMI’s database.

Step 5: Report Annually on Supply Chain Due Diligence

•	We report annually on our mineral supply chain policies, due diligence practices, and findings through our sustainability report and the Form SD. Copies of these reports are also publicly available on our website: www.canadiansolar.com.

Results of Due Diligence

During the Reporting Period, we identified tin, tantalum, tungsten and gold as the conflict minerals necessary to the functionality and production of our manufactured and contracted products. For solar products, sputtering target used for HJT cells contains tin and tantalum, certain auxiliary materials used in solar modules contain tin, and certain electronic components and structural parts of inverters contain tin, tantalum, tungsten and gold. For energy storage products, circuit boards, certain electrical components, certain electronic components and structural parts contain tin, tantalum, tungsten and gold.

We surveyed 173 In-Scope Suppliers that reasonably believed or known to have provided materials, components, or products that may contain necessary conflict minerals, all of which were direct suppliers. A total of 171 In-Scope Suppliers submitted responses, representing an approximately 99% response rate. Following review of the list of SORs provided by the In-Scope Suppliers, we identified a total of 465 SORs that may be in our supply chain related to conflict minerals. These SORs were compared against the RMI list of audited SORs for conflict minerals. Of the 465 identified SORs, 361 were listed by RMI. Among the 361 RMI-listed SORs, approximately 63% were identified as RMAP Conformant, and approximately 2% were identified as RMAP active.

Although five of the 465 SORs were reported to be located in Covered Countries as of May 20, 2026, as outlined in Annex I of this report, all five have been identified as RMAP Conformant as of the date of this Report, demonstrating their adherence to conflict-free sourcing standards.

We are a downstream purchaser in the mineral supply chain and are unable to determine with certainty the origin of 3TG processed by smelters in our supply chains as, in most cases, there are a number of third parties in the supply chain between the original source of 3TG and us. We do not directly purchase ore or unrefined 3TG and do not have direct relationships with any smelters. We have taken steps as described in this Report to identify the mines and smelters of 3TG in our supply chain since mines and smelters are closest to and in the best position to identify sources of 3TG.

Based on the RCOI and other aspects of our due diligence measures described above, we have reason to believe that a portion of our necessary conflict minerals may have originated in the Covered Countries, and those necessary conflict minerals may not be from recycled or scrap sources. Additionally, based on the information described in detail above, we do not have sufficient information to conclusively determine the mines or the countries of origin of the necessary conflict minerals in our products or whether the necessary conflict minerals are obtained from recycled or scrap sources.

Due Diligence Improvement Measures

We intend to take the following steps to improve the due diligence and to further mitigate any future risk of sourcing necessary conflict minerals that may have benefitted armed groups:

•	continue to raise awareness both internally and with our In-Scope suppliers about Canadian Solar’s commitment to trace the entire supply chain back to the countries of origin, the smelters, refiners, and mines where our necessary conflict minerals are sourced;

•	continue to work closely with our In-Scope suppliers to obtain information on the origin of the necessary conflict minerals contained in the products sold to Canadian Solar;

•	continue to liaise with In-Scope Suppliers with respect to the implementation or enhancement of their 3TG sourcing policies and processes in line with the OECD Framework; and

•	engage with In-Scope Suppliers with respect to their work with their SORs towards such SORs becoming “RMAP Conformant”.

Independent Private Sector Audit

This Report is not subject to an independent private sector audit based on current SEC guidance.

Further Information

About this Report

The material in this Report is not provided for product advertising, promotional or marketing purposes. This material does not constitute and should not be construed as constituting an offer to sell, or a solicitation of an offer to buy, any of our products. Our products are sold only in compliance with the laws of the particular jurisdictions in which they are sold.

References in this Report to reports and information on websites, including our web address, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not incorporated into and do not form part of this Report.

Forward-looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In particular, statements contained in this document that are not historical facts, including, but not limited to, statements concerning the additional steps that Canadian Solar intends to take to mitigate the risk that its necessary 3TG benefit armed groups, constitute forward-looking statements and are made under the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by Canadian Solar’s direct and indirect suppliers on a timely basis or at all, (2) whether SORs and other market participants responsibly source 3TG and (3) political, regulatory and economic developments, whether in the Covered Countries, the United States or elsewhere. Canadian Solar cautions readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. Canadian Solar undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Annex I

The table below lists the country* of facilities which, to the extent known, processed the necessary conflict minerals in our products based on responses received from our In-Scope Suppliers as of May 20, 2026. Canadian Solar conducts no direct transactions and has no contractual relationship with these SOR facilities nor their sources of ore.

Andorra, Australia, Austria, Belgium, Bolivia (Plurinational State of), Brazil, Canada, Chile, China, Colombia, Congo (Democratic Republic of the), Czechia, Estonia, France, Germany, Ghana, India, Indonesia, Italy, Japan, Kazakhstan, Korea (Republic of), Kyrgyzstan, Lithuania, Malaysia, Mexico, Netherlands, New Zealand, Norway, Peru, Philippines, Poland, Portugal, Rwanda, Saudi Arabia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan (Province of China), Tanzania (United Republic of), Thailand, Turkey, Uganda, United Arab Emirates, United Kingdom of Great Britain and Northern Ireland, United States of America, Uzbekistan, Viet Nam

*Country name as provided by RMI